DC

31235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02011014

NO ACT
P.E 11-19-01
1-00087

December 20, 2001

Act 1934
Section
Rule 14A-8
Public Availability 12/20/2001

Joyce P. Haag
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Re: Eastman Kodak Company
Incoming letter dated November 19, 2001

Dear Ms. Haag:

This is in response to your letter dated November 19, 2001 concerning the shareholder proposal submitted to Eastman Kodak by Robert Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

CRGI

Kodak

November 19, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
ATTN: Office of Chief Council, Room 3026, Mailstop 3-11

01 NOV 21 AM 9:02

RE: Submission Pursuant to Rule 14a-8(j)
Proposal submitted by Robert D. Morse

Dear Sir/Madam:

The management of Eastman Kodak Company (the "Company") intends to omit from the Company's Proxy Statement for the 2002 Annual Meeting a shareholder proposal submitted by Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717. The proponent's cover letter and proposal are attached as Exhibit 1.

The Company believes that the proposal may be omitted from the Proxy Statement for the 2002 Annual Meeting of Shareholders pursuant to Rule 14a-8(h) because the proponent failed, without good cause, to present his proposal at the 2000 Annual Meeting of Shareholders of the Company.

The proponent submitted a proposal to the Company for its 2000 Annual Meeting of Shareholders and the proposal was included in the Company's 2000 Proxy Statement and Notice of Meeting as Item 3. A copy of pages 10 and 11 of the Company's 2000 Proxy Statement and Notice of Meeting containing the proponent's proposal is attached as Exhibit 2. Neither the proponent, nor a representative of the proponent, appeared at the Company's Annual Meeting of Shareholders held on May 10, 2000 to present this proposal.

Rule 14a-8(h) addresses the requirement of the proponent's appearance at a company's shareholders' meeting. In particular, Rule 14a-8(h)(3) states: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

Joyce P. Haag
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 716 724-4368 • FAX: 716 724-9549 • joyce.haag@kodak.com

The Company believes this rule is clear. The staff has consistently taken the position that if a proponent fails to appear, without good cause, the company is permitted to exclude all of the proponent's proposals for the next two annual meetings. See Eastman Kodak Company (February 5, 2001 and September 9, 1996 both concerning Mr. Morse with similar facts) and PACCAR (February 11, 2000).

On the basis of the above, Eastman Kodak Company respectfully requests your advice that the Division will not recommend any enforcement action if the proponent's proposal and supporting statement are omitted from the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders.

A copy of this letter and its enclosures are being mailed to Mr. Morse notifying him that the Company intends to omit his proposal from the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders and why the Company's management deems this omission to be proper.

In accordance with Rule 14a-8(j), I am enclosing 6 copies of this letter and its exhibits. I am also enclosing an additional copy to be date stamped and returned to me in the enclosed, self-addressed envelope.

Very truly yours,

JPH:nwc
Enclosure

cc: Mr. Robert Morse (via certified receipt mail)

Exhibit 1

ʼCT . 3 2001
LEGAL DEPT

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse

Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

ITEM 3

SHAREHOLDER PROPOSAL – EXECUTIVE COMPENSATION

Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057, owner of 500 shares, submitted the following proposal:

"I propose that the Officers and Directors consider the discontinuance of all bonuses immediately, and options, rights, SAR's, etc., after termination of any existing programs for top management. I must also include discontinuance request of 'Severance Contracts', which overpay a person no longer satisfactory to the Company, just to leave!

This does not include any programs for employees.

REASONS:

Management and Directors are compensated enough to buy on open market, just as You and I, if they are so motivated.

Management is already well paid with base pay, life insurance, retirement plans, paid vacations, free use of vehicles and other perks.

Options, rights, SAR's, are available elsewhere, and a higher offer would induce transfers, not necessarily 'attain and hold' qualified persons.

Who writes the objections to my proposal? Is it not the same persons who nominate and pay the directors who in turn will provide Management these exorbitant extras above a good base salary? Shareowners should start reading and realizing that these persons are not providing them entertainment on an individual choice basis, as do athletes, movie stars, and similar able performers.

'Align management with shareowners' is a repeated ploy or 'line' to lull us as to continually increasing their take of our assets. Do we get any options to purchase at previous [presumed] lower rates, expecting prices to increase?

After taxes, present base salaries are way above the $200,000.00 our President receives plus free lodging, and Management only looks after a Company, not the USA and some of the world problems. If they filled out a daily work or production sheet, what would it show?

Please vote 'YES' for this proposal."

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Company uses the same principles in setting the compensation for all Company employees. These principles are:

1. Total compensation should be tied to performance that increases shareholder value and is consistent with the Company's values.
2. Total compensation should be competitive with the total compensation of similar companies to attract and retain talented employees.
3. Total compensation should be linked to both short-term and long-term Company performance.

In this context, "total compensation" is comprised of base salary, annual incentive and long-term incentive. The Company benchmarks these three elements with the practices of other companies. All three elements of compensation are considered independently in determining the appropriate amount of total compensation for any given executive. This process is described in the Report of the Executive Compensation and Development Committee on pages 31-34.

Stock options are a type of long-term incentive which ties compensation directly to increases in shareholder value. This serves to align the interests of management with those of the shareholders. Stock options, as a component of total compensation, are designed with at least two purposes in mind: one is to reward the recipient to the extent that good company performance is reflected in an increase in the stock price, and the second is to retain talented management. Stock options serve both of these purposes, neither one to the detriment of the other.

The Board believes that both annual and long-term incentive compensation are important components of an executive's total compensation. The stock option component is an effective vehicle to link the interests of management with the interests of the Company's shareholders. The Company also believes that the use of severance arrangements in appropriate circumstances can be favorable to the Company.

For these reasons, the Board of Directors recommends a vote AGAINST this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated November 19, 2001

The proposal relates to the presentation of voter options in Eastman Kodak's proxy materials.

There appears to be some basis for your view that Eastman Kodak may exclude the proposal under rule 14a-8(h)(3). We note your representation that Eastman Kodak included the proponent's proposal in its proxy statement for its 2000 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Eastman Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel